LINDQUIST & VENNUM   P.L.L.P.

4200 IDS Center	In Denver:
80 South Eighth Street	600 17th Street, Suite 1800 South
Minneapolis, MN 55402-2274	Denver, CO 80202-5441
Telephone: 612-371-3211	Telephone: 303-573-5900
Fax: 612-371-3207	Fax: 303-573-1956

Attorneys At Law	www.lindquist.com
Dean R. Edstrom
(612) 371-3955
dedstrom@lindquist.com
May 30, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ozark Ethanol, LLC Amendment No. 3 to Registration Statement on Form SB-2 File No. 333-139657
Ladies and Gentlemen:
     On behalf of Ozark Ethanol, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 3 to Registration Statement on Form SB-2, File No 333-139657 relating to the offering and sale by the Company of up to 40,000,000 of its Class A Units. This is the initial public offering of the Company’s Units.
     Other than the inclusion of quarterly financial statements for the period ended February 28, 2007 and related changes in text, there have been no substantial changes in the offering since Amendment No. 2 to the Registration Statement was filed on April 12, 2007. The other revisions reflected in this Amendment are predominantly in response to comments made by your staff and by the offices of state securities authorities. To assist your review, at your request we are providing to you separately three marked copies of the Amendment to indicate the changes made from Amendment No. 2 to the Registration Statement. We would be pleased to provide additional courtesy copies of the filing upon your request.
     We have the following responses to the comments of the staff on Amendment No. 2 to the Registration Statement. The headings and numbers below correspond to the headings and numbers contained in the comment letter of the staff dated May 1, 2007.
General
     Comment:
     1. We note the revised disclosure on page 5 and elsewhere in response to prior comment 8 that if Ozark Ethanol meets specified targets by July 2007, Ozark Ethanol expects to complete construction of the plant in 18 months and begin production by February 2009 or earlier if possible. Please revise the disclosure in the second paragraph on pages 41 and 55 which currently discuss your activities only through the fourth quarter of 2006 to reflect this schedule.

     Response:
     1. We have revised the time schedule for the project generally to reflect delays associated with the offering and permitting process.
     Comment:
     2. Revised disclosure on the registration statement’s facing page indicates that Ozark Ethanol is offering up to 40 million class A limited liability company units. Thus, Ozark Ethanol will have 42,700,000 units rather than 32,700,000 units issued and outstanding if it sells the maximum number of units offered in this offering. Please revise the disclosure on pages 3, 42, and 129 to reflect this fact.
     Response:
     2. We have made the corrections requested. Thank you for calling them to our attention.
     Comment:
     3. Revised disclosure in the dilution section on page 34 indicates that:
•	Current holders will realize an immediate average increase of $1.07 per unit in the net tangible book value of their units if the minimum number of units offered is sold and an average increase of $1.21 per unit if the maximum number of units offered is sold.

•	Purchasers of units in this offering will realize an immediate dilution of at least $0.23 per unit in the net tangible book value of their units if the minimum number of units offered is sold and a dilution of at least $0.09 per unit if the maximum number of units is sold.
Please revise the second risk factor on page 12 to conform to the revised disclosure in the dilution section.
     Response:
     3. The dilution section and related risk factor have been revised to reflect the updated tangible book value of the units in accordance with the financial statements of the Company for the period ended February 28, 2007.
Statements of Changes in Members’ Equity, page F-14
     Comment:
     4. We have reviewed your response to prior comment 12. We note that you have added the dates of each issuance to your statement of changes in members’ equity as required by paragraph 11 (d)(1) of SFAS 7. For each unit issuance please also indicate the nature of the consideration received. Issuances for different types of consideration are most clearly presented as separate line items. Please refer to paragraph 11(d)(3) of SFAS 7.
     Response:
     4. The statement of changes in members’ equity has been revised to show units issued to board members in the form of unit based compensation (non-cash). All other units were issued for cash.

Note 1. Summary of Significant Accounting Policies, page F-7
Unit Based Compensation, page F-8
     Comment:
     5. We have reviewed your response to prior comment 14. Please tell us about the factors that caused the fair value of your member units to increase from $1.00 as of August 31, 2006 to the proposed IPO Price of $2.00. Where applicable, please identify and quantify significant events that contributed to changes in the fair value of your units.
     Response:
     5. Units issued on August 31, 2006 were issued at $1.00 per unit. The offering price was based on what was established to be a reasonable price between a willing buyer and willing seller. Equity contributions at August 31, 2006 were 100% at risk of loss. Activities at that time were more focused on the discovery stage as there were was no guarantee a project would be developed and few if any commitments, contracts, etc had been entered into.
     The project has moved forward to the point that land options are in place, contracts are being negotiated and signed, permitting is underway and other activities required to allow construction to begin as soon as adequate capital and financing are in place.
     Units acquired, equity contributions made, in connection with the initial public offering carry a reduced risk factor and therefore are assigned a higher value as compared to the August 31, 2006 units. Units/Equity associated with the public offering require a 10% deposit into a secured escrow account, the remaining amount is not paid until and at which time the minimum offering is raised and escrow is broken. Escrow will not be broken until adequate equity and debt financing is in place to finance the construction and operation of a state of the art ethanol production facility. If escrow is not broken all deposits will be refunded at 100% with no risk of loss.
     The reduced risk associated with the public offering units directly contributed to the increased offering price.
     An increase in offering price is not unusual as risk decreases, which inherently creates value. We offer the following examples of increased unit value from initial/intermediate offerings to the public offering.

	Initial/Intermediate	IPO
Highwater Ethanol, LLC	$3,333 (5/06) and $5,000 (6/06)	$10,000 (9/06)
Bootheel Agri-Energy, LLC	$1 (’05)	$2 (8/06)
Great Plains Ethanol, LLC	$100 (12/00)	$5,000 (2/01)
     Comment:
     6. Please also provide us a copy of the valuation report. Please tell us whether the report represents a contemporaneous or retrospective valuation.
     Response:
     6. No formal valuation report was prepared for either the private placement of units in August 2006 or for the presently proposed initial public offering. The board of directors of the Company established the offering price for the private placement by determining the range of capital it wished to raise in that offering, decided to use $1.00 as the purchase price for each unit and then calculated the number of units to be issued at that price. At that point, the number of units and the price per unit was entirely arbitrary and the value was, in effect, equivalent to the proceeds received net of offering costs. A calculation of the opportunity value of those units, reduced by the completely “at risk” nature of the investment at that time, was not made.
     The board of directors of the Company also established the price for units in this initial public offering. As stated in the title to the first risk factor in the prospectus for the initial public offering, “The offering price for our Units has been arbitrarily determined and may bear very little or no relationship to the current value of the Units or the value which the Units might have in the future.” The determination of the board principally took into consideration the fact that new investors would have comparatively much less risk that the private placement investors. The private placement investors made their investments knowing that their funds would be spent in the early stages of the development of the Company with no assurance whatsoever that the project would be feasible or viable or that additional equity and debt capital could be raised to construct the project. The public offering investors will not have their funds “at risk” until sufficient equity and debt capital is committed, which, particularly because debt lenders will require it, presupposes that the project is viable, that acceptable consultants and contractors have been engaged, that key permits have been obtained, etc. The difference in the risk equation is very significant. Set against that, of course, is the impact of dilution to new investors. In determining the offering price, the board also considered generally but informally the experience of other similar projects raising equity funds for ethanol projects.
     The net effect of the board’s process was the determination that an offering price of $2.00 per unit was fair and reasonable in that it recognized the different degrees of risk associated with its offerings and other factors such as attractiveness to the public offering market and dilution considerations.
     Comment:
     7. Please tell us whether any purchasers of the units issued in the private placement memorandum were related parties.
     Response:
     7. Some of the units issued in the private placement were to board members. All private placement units were issued for the same amount regardless of any relationship between the investors and the Company or with each other. Please refer to Note 2 in the Notes to Financial Statements.
Note 3. Grant Income, page F-9
     Comment:
     8. We have reviewed your response to prior comment 15. Typically, in circumstances where pre-existing grants relate to current period expenses they are reflected as reductions in the related expenses in the period in which they are reported. A gross presentation is not typically used in these circumstances. Please revise your presentation, or tell us why you believe that your current presentation is consistent with GAAP.
Response:
     8. Currently, U.S. GAAP does not provide any guidance for reporting grants by for profit entities. The International Accounting Standards (IAS) No. 20, Accounting for Government Grants and Disclosure of Government Assistance, states that grants relating to income may be reported separately as

“other income” or deducted from the related expense. Ozark Ethanol, LLC has adopted an accounting policy, which will be consistently applied, to report grant income separately from the related expense.
     Ozark Ethanol, LLC was organized with the intent of operating a for profit business. Grants are not the profit motive of Ozark Ethanol, LLC. The Statement of Financial Accounting Concepts (SFAC) No. 6, Elements of Financial Statements, defines revenue as “actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of an entity’s major or central operations.” Ozark Ethanol, LLC classified grants received as other income because grants are not part of Ozark Ethanol, LLC’s major or central operations.
     In addition, we would refer to the Bootheel Agri-Energy, LLC (Bootheel) SB-2/A and Prospectus from January and February of 2007. In the September 30, 2006 financial statements of Bootheel, grant revenue, with characteristics very similar to Ozark’s grant, was recorded and was separately stated as a component of other income.
     Based on the lack of specific guidance within the accounting standards and the diversity in practice in how grant income is recorded within the financial statements of similar entities, we believe that the accounting for grant income provided in the financial statements of Ozark Ethanol, LLC is an acceptable method. We also believe that the disclosures provided that discuss this method of accounting for grant income are transparent and provide the appropriate information for the users of the financial statements.
Exhibit 8.1
     Comment:
     9. We note your response to prior comment 18. Please file a new opinion immediately before the registration statement’s effectiveness. You may not file the tax opinion by post-effective amendment to the registration statement.
Response:
     9. A new opinion dated as of the date of filing is being filed with this Amendment No. 3 to the Registration Statement.

     Thank you for your assistance in connection with this registration. If you should have any questions regarding this filing or the foregoing responses to comments of the staff, or if you require any additional information, please contact either me at (612) 371-3955 or Joe Thompson at (612) 371-2409.
Very truly yours,
/s/ Dean R. Edstrom
Dean R. Edstrom